PLANTED RECOVERY

Grow where you're at.

TREATMENT: ANYWHERE, ANYTIME, AT YOUR MOMENT OF NEED.



THE PROBLEM

High barriers to specialized addiction treatment = not enough people are getting to recovery programs

21 Million U.S. adults
Need or want substance abuse treatment



Intensive outpatient program (8-12 weeks)
Recommended next step in care but often takes too much time to commit

Not enough access to treatment

- 9% do not know where to go
- 8% have transportation issues
- 6.6% might negatively impact job

2.3 Million access treatment
That is 11% of the addressable market gets treatment at one of 14,500 facilities

Residential treatment
28 days not long enough but lives can't be put on hold indefinitely

Too many leave care early

SOLUTION

Reduce barriers to specialized addiction treatment by creating a 100% web-based Intensive Outpatient Program


01
02
03
04

Telehealth Delivery > Solving for treatment deserts

Telehealth platform that brings specialized treatment programs for a limitless reach.

Merge Treatment And Technology

Addiction industry is ripe for *disruption with innovation* using exponential technology and data science.

Addiction Treatment Management Platform

A custom-built care delivery platform that is scientifically designed using behavioral sciences, interactive curriculum, gamification, adaptive intelligence for clinical decision support, treatment data to create an engaging and personalized recovery program for a unique, data-rich experience.

Program Accreditation = Health Plans

Joint Commission on Accreditation of Healthcare Organizations (JCAHO) is the gold standard for treatment programs. Will accelerate negotiation time with health plans.

OPPORTUNITY

Disrupt 'location-based' treatment with telehealth technology and grab 10% market share

Accreditation

14,500 treatment facilities in the USA; only five 100% virtual programs accredited by JCAHO

Global clientele

Innovate program curriculum using cutting-edge technology and engagement tools

Technology

Lower barriers to specialized addiction treatment and grow access to underserved markets

Insurance payors

Two in three health plans think virtual health has improved overall member satisfaction

Bridging the ‘Treatment Gap’

Bringing specialized addiction programs by leveraging technology

BENEFITS



Expand consumer and clinical access

More than 50 percent of a health plans’ members encounters are virtual

Enhance Patient Experience

Two in three health plans think virtual health has improved overall member satisfaction

Improve clinical outcomes

Adherence increases through constant connection between a patient and their clinical team

Improve efficiency

Patients save about 2 hours, on average, per virtual visit compared in-person visit

Enhance care coordination

About 50% of clinicians see improved care coordination and quality of care through virtual care

Solving massive provider shortages

Overcoming geographic boundaries for the nearly 120M people that live in treatment deserts

Source: Deloitte Insight

Technology-Enabled Addiction Treatment Industry

5.5x larger than brick and mortar

Market Size


$193B
$101B
$50B
$5B

If every person received treatment

Total Addressable Marketplace

89% treatment gap can be solved by reaching 19,354,000 people still needing a program

Serviceable Market

55% not ready yet or financial barriers
Leaving 10,644,700 potential patients

Niche Target Markets

Potential patients that were unguided, no transportation, lack of childcare, negative impact to job and community stigma

Service Obtainable Market

10% of market share is possible with rapid development to serve 5 million people.

BUSINESS MODEL

Planted sits between patients and health plans and in the middle of a client's journey through the 'continuum of care'

$10,140
Per Client

156 hours of therapy delivered

5
Health Plans per state

There will be new revenue channels starting in Year 2

*This slide contains forward-looking statements that are not guaranteed.

Go To Market

One State at a time


START
State License
1
State License takes 1 to 3 months .
Medicaid/Medicare
2
Enrolling in State programs .
Health Plans
3
Target: 5 plans per state
Provider Network & state admin team
4
Recruit and train clinicians/ admin staff
Set Marketing
5
Develop and Implement acquisition plan for first 50 patients.
Launch Clinical Services
6
Key: 3 to 6 months of budget in bank for clinical/admin/ acquisition.

3 to 6 months preparation time

*This slide contains forward-looking statements that are not guaranteed.

Our Plan: Launch into 5 states per year

150 to 500 patients per state


We start here
Q1 2021
Colorado - Planned
launch in Q1 2021
Year 1 - 2021
Year 2 -2022
Year 3 -2023

*This slide contains forward-looking statements that are not guaranteed.

By revenue per employee:	97,259
Expenses per employee: 43,444	

Unit Economics

- Clinical team of 5 can care for 25 clients.
- Revenue per hour, per client> $65*
- Avg. clinical cost delivered per hour> $26
- Patient receives 56 hours

STAFF

Employees:	Contractors:
Y1: 15	Y1: 12
Y2: 20	Y2: 36
Y3: 30	Y3: 51



Revenue
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
Y1
Y2
Y3



Margins
100%
80%
60%
40%
20%
0%
Y1
Y2
Y3



Expenses
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
Y1
Y2
Y2

* Bases on CMS rates

*This slide contains forward-looking statements that are not guaranteed.

RISKS AND PRECAUTIONS



New Competitors

Build out National Provider Network
EAP/ Affiliate Network
Technology:
- VR/AR Content
- Curriculum Improvement
- Thought Leadership
- Cryptocurrency/ Gamification

Slow Client Enrollment

Corporate Accounts (EAP)
Military
Enterprise Sales(SaaS)

Low Client Engagement

Game Mechanics/ Educational Design
Gamification- client reward system
Cryptocurrency
Increased therapeutic engagement

Accreditation and Licensing

Private Pay (temp)
Partner w/ existing IOP
Start physical facility

RECOVERY DOJO

THANK YOU

Scott Ankeny

scott@plantedrecovery.com

www.plantedrecovery.com

Revenue By Product



REVENUE BY PRODUCT
Interactive Learning Management System
Substance Use Disorder Outpatient Program
Eating Disorder outpatient program
Enterprise Licensing
Curriculum
VR
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
$(2,000,000)
Year 1
Year 2
Year 3

*This slide contains forward-looking statements that are not guaranteed.

Any questions?



INVESTMENT THESIS

Capital Efficiency
Telehealth is a superior method of distribution relative to its peers. Our model is easily scaled and can handle rapid growth without high fixed cost increases.

Expansive and Growing Market
Both the telehealth and addiction treatment markets are expanding. Positioning now will provide increased returns.



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02
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03

A Healthy Level of M&A
Telehealth is the future and large firms know that. M&A is occurring as a substitute for building their own infrastructure.

High Valuation Multiples
Due to the value of these services and their margins, investors are paying high multiples for positions in these companies.

ADDICTION TREATMENT DELIVERED ONLINE



Neuroplasticity

Relapse Prevention

Share best-in-class resources

Mindfulness

To identify best practices

Emotional Intelligence

To build on knowledge